UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On September 6, 2018, the registrant held its annual general meeting of shareholders (the “2018 Annual Meeting”) in Beijing, China. The following proposals were submitted to the shareholders at the 2018 Annual Meeting:

1.

Election of three nominees as Class I Directors (as such term is defined in the registrant’s articles of association), each to serve until the second succeeding annual general meeting of shareholders and until his successor is duly elected or appointed, or his earlier resignation or removal; and

2.	Ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the registrant’s independent auditors for the fiscal year ending December 31, 2018.

Information regarding the foregoing proposals is incorporated by reference herein from the registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 30, 2018.

Proposal 1. The numbers of votes cast for and withheld from the three persons nominated for election as Class I Directors are as follows:

Nominees	For	Withheld
Dr. Charles Zhang	22,167,672	4,287,705
Dr. Zhonghan Deng	20,351,322	6,104,055
Mr. Dave De Yang	23,160,004	3,295,373

Dr. Charles Zhang, Dr. Zhonghan Deng, and Mr. Dave De Yang were all elected as Class I Directors.

Proposal 2. The numbers of votes cast for and against ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the registrant’s independent auditors, and the number of abstentions, are as follows:

For	Against	Abstentions
26,305,070	143,356	6,951

The appointment of PricewaterhouseCoopers Zhong Tian LLP as the registrant’s independent auditors was ratified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOHU.COM LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: September 6, 2018

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